Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Exhibit 12.1 Ratio of Earnings to Fixed Charges

Ratio of earnings to fixed charges	Year ended December 31,
	2011	2010	2009		2008	2007
	(Dollars in thousands)
Earnings:
Income from continuing operations before taxes	$28,563	$29,336	$(13,173)		$22,389	$26,189
Fixed charges excluding deposits and preferred stock dividends:	9,862	11,333	14,312		16,583	12,824

Subtotal	38,425	40,669	1,139		38,972	39,013
Interest on deposits	10,878	15,195	26,793		39,303	52,274

Total	$49,303	$55,864	$27,932		$78,275	$91,287

Fixed charges:
Interest excluding deposits	$9,233	$10,700	$13,650		$16,055	$12,376
Interest component on rentals[1]	629	633	662		528	448
Preferred stock dividends	2,167	3,987	3,194		—	—

Subtotal	12,029	15,320	17,506		16,583	12,824
Interest on deposits	10,878	15,195	26,793		39,303	52,274

Total	$22,907	$30,515	$44,299		$55,886	$65,098

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.19	2.65	0.07	[2]	2.35	3.04
Including interest on deposits	2.15	1.83	0.63		1.40	1.40

[1]	Interest component on rentals estimated to be one-third of rentals
[2]	The dollar amount for the deficiency for the year ended 12/31/09 is $16.4 million.